SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Convertible Notes in a principal amount of US$ 50,000,000, due 2014.

ALTO PALERMO S.A. (APSA) Fixed Rate Convertible Notes in a principal amount of

US$ 50,000,000, due 2014

Alto Palermo S.A. (APSA) informs that on January 17, 2011, will start the payment of the seventeenth installment of interests related to the Notes issued on July 19, 2002.

Payment Agent:	Caja de Valores S.A. 25 de mayo 362, Buenos Aires, Argentina

Date of effective payment:	January 17, 2011

Payment Hours:	From 10:00 am to 3:00 pm (Buenos Aires time).

Number of service to be paid:	Seventeenth installment of interests

Period comprised by the payment:	July 19, 2010/January 17, 2011

Concept of payment:	Interests (100%)

Payment Currency:	The payment will be made in argentine pesos using the exchange rate for the vendor published by the Banco de la Nación Argentina on January 14, 2011.

Residual Nominal Principal:	31,755,502

Annual Nominal Interest:	10.00%

Interest being paid:	4.986301370%

Amount to be paid:	US$ 1,583,425.03

Amortization coupon:	Not applicable

The interests will be paid to the people at whose name the notes were registered at least 3 business days prior to the payment date in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Responsible of Relationships with the markets

Dated: January 10, 2011